

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2011

<u>Via E-mail</u>
James M. Cassidy
President, Secretary and Director
Boxwood Acquisition Corporation
9454 Wilshire Boulevard, Suite 612
Beverly Hills, CA 90212

> **Re: Boxwood Acquisition Corporation**
> **Cottonwood Acquisition Corporation**
> **Driftwood Acquisition Corporation**
> **Moosewood Acquisition Corporation**
> **Forms 10-12G**
> **Filed June 2, 2011**
> **File Nos. 000-54424; 000-54425; 000-54426; 000-54427**

Dear Mr. Cassidy:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director